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                                 Exhibit 99.1

February 23, 2010

Mr. Lee Christianson
Pyramid Oil Company
2008 21st Street
Bakersfield, CA 93302

Re: Estimated Proved Reserves and Future Net Income as of January 1, 2010 Attributable to Certain Mineral and Leasehold Interests of Pyramid Oil Company

Dear Mr. Christianson:

Pursuant to your request, MHA Petroleum Consultants LLC (MHA) has estimated the proved oil and gas reserves and future net income as of January 1, 2010 for the Pyramid Oil Company (Pyramid) properties located in the states of California, New York and Texas. A summary of the results net to Pyramid's interests (before income tax) is presented below.

                                Pyramid Oil Company
                           Consolidation (as of 1-1-2010)

                              Proved Developed          Proved          Total
                           Producing        Non-      Undeveloped       Proved
                             (PDP)       Producing       (PUD)
                                           (PDNP)
                           ------------------------   ------------      ------

Oil Reserves, Thousand (M)
  Barrels - Gross (8/8ths)     554.7          36.1           113.8       704.6
  Net Revenue Interest         383.2          27.0            96.1       506.3
Gas Reserves, MMcf
  Gross (8/8ths)               164.5         436.0             0.0       600.5
  Net Revenue Interest          42.6          38.1             0.0        80.7

Future Revenue, M $         22,656.5       1,828.7         5,691.5    30,176.7
Future Production
  Taxes, M $                   482.8          47.6           122.1       652.5
Future Cost, M $
  Production                11,652.4         615.0           512.5    12,779.9
  Development                    0.0          80.0         1,550.0     1,630.0

Future Net Cash Flows, M $
 Undiscounted               10,521.3       1,086.1         3,506.9    15,114.4
 Discounted at 10 percent    6,932.1         379.5         2,632.5     9,944.1

The attached report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as promulgated by the Societies of Petroleum Engineers and Petroleum Evaluation Engineers, and in our opinion, it will conform to the U.S. Securities and Exchange Commission (SEC) regulations and requirements.

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The reserves and economics indicated in this report are estimates only and should not be considered as exact quantities. They represent our best judgements, after having utilized generally accepted engineering and economic procedures. Moreover, the net revenues indicated herein should not be construed as fair market values.

All the information furnished by Pyramid was accepted without any attempt at independent verification, except that such tests as we considered necessary were made to check the veracity of the production data, operating costs and engineering procedures. In evaluating the information at our disposal, we have excluded from our consideration all legal and accounting matters, which may be controlling.

All the basic engineering calculations and supporting data remain in our files for future reference. MHA appreciates the opportunity to be of service to Pyramid, and we trust that this report will adequately serve your needs.

    Very truly yours,

/s/ Alan A. Burzlaff
    ----------------
    Alan A. Burzlaff, P.E.
    President MHA California
    Professional Petroleum Engineer
    Licensed by the California Board for
    Professional Engineers and Land Surveyors
    License No. 1386

    Enclosure
























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        Pyramid Oil Company - Reserves Report and Economic Analysis
                          as of January 1, 2010

1.  CERTIFICATION

This report presents the proved oil and gas reserves and net present values as of January 1, 2010 for certain mineral interests and producing properties of Pyramid Oil Company, Bakersfield, California (Pyramid). The Pyramid properties are located in California, New York and Texas. The reserves in this report are estimated using guidelines endorsed by the Society of Petroleum Engineers (SPE) and Society of Petroleum Evaluation Engineers (SPEE) and in our opinion, the reserve estimates conform to the United States Securities and Exchange Commission (SEC) regulations and requirements. This report was completed at the request of Pyramid and was prepared for the exclusive use and sole benefit of Pyramid.

The estimated reserves and valuations presented in this report are based on petroleum engineering work performed by MHA Petroleum Consultants LLC (MHA). Pyramid furnished MHA all of the accounts, records and data required for this evaluation. The ownership interest and other factual data provided to MHA by Pyramid were accepted without independent verification (with the exception of oil and gas production data which were independently verified through public websites of the respective conservation departments of the states of California, New York and Texas). MHA staff did not conduct site inspections of the properties presented in this report.

The results of this report are certified as unbiased, reasonable assessments of the oil and gas remaining to be produced as of January 1, 2010. MHA and its employees do not have any interest in these properties. MHA's compensation for this report is not contingent on the estimate of reserves or future income attributable to these properties.

The accuracy of reserve evaluations is always subject to uncertainty. The reserve estimates presented in this report are based on a reserve audit that utilized a technical analysis of the available data using standard petroleum engineering principles. However, the estimates must be accepted with the understanding that further information and future reservoir performance, after the date of the estimate, may justify their revision.


/s/ Alan A. Burzlaff
    ----------------
    Alan A. Burzlaff, P.E.
    President MHA California
    Professional Petroleum Engineer
    Licensed by the California Board for
    Professional Engineers and Land Surveyors
    License No. 1386

Signed: February 23, 2010



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2.  SUMMARY

At Pyramid's request, MHA prepared an evaluation of the proved developed and proved undeveloped reserves, future production and net income attributable to certain Pyramid mineral interests as of January 1, 2010. The Pyramid oil-producing leases are located in portions of Santa Barbara County and Kern County, California. The natural gas-producing interests owned by Pyramid are located in the Silver Lake field, Livingstone and Wyoming Counties, New York and in the Franklin Ranch field, McMullen County, Texas. The table below summarizes the results of this evaluation.

                        PROVED OIL AND GAS RESERVES
                            AS OF JANUARY 1,2010
                            PYRAMID OIL COMPANY
                           Summary of Interests

                  CONSOLIDATED SUMMARY - BEFORE INCOME TAX

                              Proved Developed          Proved          Total
                           Producing        Non-      Undeveloped       Proved
                             (PDP)       Producing       (PUD)
                                           (PDNP)
                           ------------------------   ------------      ------

Oil Reserves, Thousand (M)
  Barrels - Gross (8/8ths)     554.7          36.1           113.8       704.6
  Net Revenue Interest         383.2          27.0            96.1       506.3
Gas Reserves, MMcf
  Gross (8/8ths)               164.5         436.0             0.0       600.5
  Net Revenue Interest          42.6          38.1             0.0        80.7

Future Revenue, M $         22,656.5       1,828.7         5,691.5    30,176.7
Future Production
  Taxes, M $                   482.8          47.6           122.1       652.5
Future Cost, M $
  Production                11,652.4         615.0           512.5    12,779.9
  Development                    0.0          80.0         1,550.0     1,630.0

Future Net Cash Flows, M $
 Undiscounted               10,521.3       1,086.1         3,506.9    15,114.4
 Discounted at 10 percent    6,932.1         379.5         2,632.5     9,944.1

The proved developed reserves sub-categorized as proved developed producing
(PDP) are represented by the continued field operation of existing producing oil and gas wells located on the Pyramid ownership properties. The PDP reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate. No capital costs are associated with these reserves.

Reserves sub-categorized as proved developed non-producing (PDNP) include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from completion intervals which are open at the time of the estimate

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but which have not started producing or wells not capable of production for mechanical reasons. The proved undeveloped reserves (PUD) in this report are expected to be recovered from new wells on undrilled acreage.

Equipment salvage value and future abandonment costs were not included in this analysis. The net income values presented in the above table and throughout the report include deductions for severance taxes and ad valorem tax assessments in the states of California and Texas, but do not consider local taxes for the state of New York. All income and net present value amounts are before any deductions for state and federal income taxes (BIT).

Summary sheets for the Proved Producing, Proved Non-Producing and Proved Undeveloped reserves are presented in TABLES 1 through 4. These tables show the gross and net revenue interest reserves, the before tax net cash flows (undiscounted and discounted), and the estimated 2010 gross annual operating costs. A reconciliation of the reserve estimates between last year and this year, after accounting for calendar year 2009 production is shown by TABLE 5 for the oil-producing properties and by TABLE 6 for the gas-producing properties.

TABLES 7 through 12 include the reserves and net cash flow consolidation reports on a total Pyramid Oil Company basis for Total Proved, Total Proved Developed, Total Proved Developed Producing, Proved Developed Producing Company-Operated, Total Proved Non-Producing and Total Proved Undeveloped reserves, respectively. The Total Proved summary reports by state (California, New York and Texas) are presented by TABLES 13 through 15 and the corresponding oil/gas production plots (8/8ths) are given in APPENDIX A. The net cash flows in each report are presented for a variety of present value discount factors. A net present value economic summary report is included in APPENDIX B for each Pyramid property with positive net cash flow.

This report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as promulgated by the SPE and the SPEE, and in our opinion, the reserve estimates in this report will conform to the SEC regulations and requirements.

3.  RESERVES EVALUATION

    3.1 Reserves Classification

Oil and gas reserves, as considered in this report, are classified a either proved developed or proved undeveloped. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods (no major capital investment required). Proved developed reserves may be sub-categorized as producing or non-producing. Proved developed producing reserves are expected to be recovered from completion

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intervals that are open and producing at the time of the estimate.  Reserves sub-categorized as proved non-producing include shut-in and behind-pipe reserves.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, from deepening existing wells to a different reservoir, or from existing wells where a relatively major expenditure is required for new equipment and/or re-completion. Undrilled locations are classified as having undeveloped reserves if a development plan has been adopted indicating that they are scheduled to be drilled within five years.

     3.2 Reserve Estimates

           3.2.1 Proved Developed Reserves

The PDP production (reserves) forecast for each Pyramid-operated lease is based on historical production data provided by Pyramid or obtained from public records through December 2009. The Pyramid leases were evaluated using a decline curve analysis technique to determine the forecast of future oil and gas production. For all leases, an exponential decline curve was found to provide a good match to the historical production trend. This decline curve method is particularly valid over the first few years of the forecast and this is generally within the economic life span of the leases. There was no additional information available to MHA with which to make any volumetric checks of the assigned gas reserves. The New York state gas wells are operated by Big Tree, LLC.

           3.2.2 Proved Developed Non-Producing Reserves

Proved developed non-producing (PDNP) reserves are assigned to the Media intervals in the Santa Fe 14 and Santa Fe 15 wells in California, and also to the Sligo zone in the Pan Am Franklin No. 1 in McMullen County, TX (Pyramid provided well log, seismic data and gas production test information for the Pan Am Franklin No. 1 well). The Pan Am Franklin No. 1 is shut-in with 4500 psi pressure at the surface, and production is pending a connection to the sales line. The decline curve plots and forecast trends for the proved developed reserves are included in APPENDIX C (Note: the reserves for each property shown in APPENDIX C are based on decline curve analysis parameters and at this point are independent of economic constraints).

           3.2.3 Proved Undeveloped Reserves

Two new wells are planned to be drilled in year 2010 in California. The Anderson No. 10 location is a step-out to the east offsetting the producing well Anderson No. 8 in the Carneros Creek field, and targets the Point of Rocks zone. A horizontal well is proposed to be drilled in the Chanac pool within the CLI lease at Mountain View field. One additional new well on the Anderson lease, located one spacing down-dip, is scheduled for March 2012. The production forecast plot for the proved undeveloped reserves is presented in APPENDIX C.


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     3.3 Cash Flow Projections

Production streams were determined as indicated above and they are consistent with operating schemes currently being employed by Pyramid. Working interests (W.I.) And net revenue interests (N.R.I.) By lease were furnished by Pyramid. Pyramid also furnished all the production and operating cost data. For the PDP California oil reserves, estimated future annual operating costs for each lease was based on the historical FY2009 operating costs incurred or paid by Pyramid (through December 2009). Operating costs for the New York gas properties were calculated from January - December 2009 expenses. In some cases adjustments were made to exclude non-recurring costs from the calculation of the projected monthly operating costs. Overhead expenses are excluded in the economic analyses beyond those directly attributable to the respective properties included in the operating costs provided by Pyramid.

Cash flows net to Pyramid's interests are presented by TABLES 7 through 15 for
proved reserves.   The cash flow projections, per SEC guidelines, are made
with constant oil and gas prices, as well as constant operating costs.
Product prices are a 12-month average (arithmetic) of prices during the year 2009. For the New York properties and unless otherwise noted, heating values were assumed to be 1,000 MBTU per MCF.

No additional capital costs are required for Pyramid to recover the PDP reserves. A small capital investment is required for the PDNP reserves. The estimated capital investments required to develop the PUD reserves are provided by Pyramid.

This reserves evaluation indicated that some of the leases presently have no economical recoverable reserves on an SEC basis (i.e. negative future net cash flow). These leases are unprofitable under the economic parameters used herein and therefore, may be generating negative cash flow to Pyramid in its current operating environment. The future negative cash flows and accompanying oil or gas production from the leases in question have not been projected in this report.

4.  REPORT QUALIFICATIONS

The reserves and economics indicated in this report are estimates only and should not be considered as exact quantities. They represent our best judgements, after having utilized generally accepted engineering, geologic and economic procedures. Moreover, the net revenues indicated herein should not be construed as fair market values.

All the information furnished by Pyramid was accepted without any attempt at independent verification, except that such tests as we considered necessary were made to check the veracity of the production data, operating costs and engineering procedures. In evaluating the information at our disposal, we have excluded from our consideration all legal and/or accounting matters, which may be controlling.




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5.  STATEMENT OF RISK

The accuracy of reserve evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As reservoirs mature and new information becomes available, revisions may be required which may increase or decrease the previous reserve assignments. The reserves contained in this report are based on a reserve audit, which utilized a technical analysis of the available data using accepted petroleum engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance after the date of the estimate may justify their revision.